United States securities and exchange commission logo





                            February 17, 2023

       Ivonne Windmuller Palacio
       Chief Financial Officer
       Almacenes Exito S.A.
       Carrera 48 No. 32B Sur - 139
       Avenida Las Vegas
       Envigado, Colombia

                                                        Re: Almacenes Exito
S.A.
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted January
23, 2023
                                                            CIK No. 0001957146

       Dear Ivonne Windmuller Palacio:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F submitted January 23, 2023

       The Spin-Off, page 1

   1. We note your disclosure that "Casino Group will remain our ultimate controlling shareholder,
controlling approximately 47% of the   xito common shares (34% directly
                                                        and 13% through CBD)."
To provide investors with additional context, please revise to explain how 47%
constitutes "control," and to the extent that Casino Group will
                                                        control   xito
following the spin-off, please revise your disclosure to describe whether
                                                        Casino Group will have
the ability, through its equity stake to control the outcome of matters submitted to
stockholders for approval, including the election of directors, amendments to your
organizational documents and any merger, consolidation, sale of all
 Ivonne Windmuller Palacio
FirstName
AlmacenesLastNameIvonne   Windmuller Palacio
          Exito S.A.
Comapany17,
February  NameAlmacenes
            2023          Exito S.A.
February
Page 2 17, 2023 Page 2
FirstName LastName
         or substantially all of your assets or other major corporate transactions. To the extent that
         Casino Group will not control such outcomes, please revise to discuss the extent to which they will significantly influence such matters, and also revise to include a standalone risk factor on such control or significant influence.
2. We note your disclosure on page 2 that your parent company CBD will spin-off 86.26%
         of the common shares it holds in   xito "on a pro rata basis for no
consideration."
         However, your disclosure indicates that Casino Group will increase its
control in   xito
         from less than 41% to approximately 47%, which includes the 13% that will be held by
         CBD after the spin-off. Given the increase in control for Casino Group, please explain how this constitutes a pro rata distribution, and provide your analysis as to whether the partial spin-off constitutes a sale by CBD under Section 2(a)(3) of the Securities Act, thereby requiring registration. Please refer to Staff Legal Bulletin No. 4. Additionally, please tell us whether CBD is actively contemplating any sales of its
retained   xito equity
         and whether there is any minimum period of time following the distribution during which
         CBD will refrain from distributing its retained shares.
"Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price . . . ", page 19

3. We note your disclosure that "our operations in Colombia represented 77.0% of our consolidated revenue from contracts with customers in the year ended December 31,
         2021," that "inflation . . . may, in turn, adversely affect us," and that "[i]n April 2020, . . .
         S&P changed the outlook of Colombia   s credit rating to negative and
Fitch downgraded
         Colombia   s credit rating from    BBB    to    BBB-    with a
negative outlook." We also note
         your disclosure on page 52 that "[a]nnual inflation [in Colombia] reached 5.6% in
         December 2021, the highest rate in the past five years." In connection therewith:

                Here or as a new risk factor, please discuss such high inflation and the extent to which your operations have been materially impacted.

                In an appropriate place in your "Item 5. Operating and Financial Review and
              Prospects" section, please provide a more robust narrative discussion of the impact on your business of inflation in Colombia and in particular the increase in food prices by
              17.2%, as disclosed on page 61, including giving consideration to the costs and risks associated with the current and anticipated impact on margins and on your customers. Please also revise to provide a more robust discussion of how you increased your profit margins (as discussed on page 69) despite such inflationary pressures. Please refer to Item 5.D of Form 20-F.

                In your "Suppliers" section on page 50, revise to disclose the impact of inflation on the prices of food products in Colombia. In this regard, we note that you disclose that such prices depend on inflation in Argentina and Uruguay, but you do not discuss the impact in Colombia here. Please refer to Item 4.B.4 of Form 20-F. Ivonne Windmuller Palacio
FirstName
AlmacenesLastNameIvonne   Windmuller Palacio
          Exito S.A.
Comapany17,
February  NameAlmacenes
            2023          Exito S.A.
February
Page 3 17, 2023 Page 3
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"Exchange rate volatility may adversely affect the economies of countries where we operate and us.", page 21

4. We note your disclosure that the "Colombian peso depreciated against the U.S. dollar by .
         . . 16.0% in 2021,    as well as your disclosure on page 67 that your
"consolidated total
         revenues from retail sales increased 6.4%" from 2020 to 2021. When viewed together, such disclosure indicates that your exchange rate variability negates your sales growth in
         2021 from a U.S. investor perspective. Please revise your risk factor disclosure to discuss how your exchange rate variability may impact the value of your ADSs and diminish the market's view of your sales growth in 2021. Additionally, in your
section entitled    Item 5.
         Operating and Financial Review and Prospects beginning    on page 60,
please provide a
         more robust discussion of such trend and how this may impact your results of operations.
         Please refer to Items 5.A.3 and 5.D of Form 20-F.
B. Business Overview
Overview, page 44

5. We note your disclosure that "[w]e are the sixth largest food retailer in South America, and the largest in Colombia and Uruguay based on public information of our main competitors in the region, in terms of net revenue . . . ." Please revise to disclose the
         source of the "public information," and clarify whether your statements regarding market position in South America, Colombia and Uruguay are all based on net revenue, as your disclosure in the subsequent two paragraphs indicate that you are measuring your leading position in Colombia and Uruguay "in terms of sales." Additionally, revise to disclose the source for your statements that Tuya has "17% of the credit card market share in
         Colombia," that Bancolombia is the "largest commercial bank in Colombia," that you "are the first retailer in Colombia to offer mobile telephony services," that your Mobile Virtual
         Network Operator is "the second largest MVNO" in Colombia, that "Carulla stores . . . are recognized for having the best bakery in the country," that Rappi is "the leading delivery app in Colombia," that you "operate one of the largest food e-commerce operations in
         [Columbia] through direct online and marketplace sales, and new channels" (page 51),
         that   xito is "the leading retail company in Colombia" (page 56) and that "  xito has one
         of the largest recycling systems in Colombia" (page 57). Please refer to Item 4.B.7 of
         Form 20-F. Additionally, where you state that your sales in Argentina "represented approximately 15.7% of the market share of the region where Libertad operates," please revise to clarify the region in Argentina in which Libertad operates.
6. We note your disclosure that you issued "431,000 cards issued for the year ended
         December 31, 2021, reaching more than 2.8 million active credit cards." However, on page vi, you define "the total number of active credits cards" to mean the "number of credit cards issued by Tuya per annum." This thereby indicates that your total active credit cards on December 31, 2021 would be 431,000 instead of 2.8 million, as your definition appears to be restricted to a per annum basis. Please revise to reconcile the inconsistency between your disclosure and your definition. Additionally, please define
 Ivonne Windmuller Palacio
Almacenes Exito S.A.
February 17, 2023
Page 4
         "active members" as used in your discussion of your Puntos Colombia loyalty program, to provide additional context for your shareholders.
7. Please disclose the applicable period of time where you disclose that you delivered
         "approximately 7.8 million orders of which 36.0% run through the
xito Group   s logistic
         platform," and also make applicable changes to your disclosure that your last-mile delivery service had "an average delivery time of 8.7 minutes."
8. Please disclose the percentage of total sales generated through your omni-channel strategy in Colombia in 2021, to balance your disclosure that your omni-channel represented 9.9%
         of sales in all the countries where you operate, 3.6% of sales in Uruguay and 2.6% of sales in Argentina in 2021.
9. We note your disclosure in tabular format of your retail sales by geographic segment for the years 2020 and 2021. Please provide such information for the last three financial years in accordance with Item 4.B.2 of Form 20-F.
Our Corporate Structure, page 46

10. Please revise to provide the structure chart in readable format, in particular by revising the font size of your subsidiaries' names and related ownership percentages. Please refer to
         Item 4.C of Form 20-F.
ESG Matters, page 56

11. We note that it appears that you provided more expansive disclosure in your
         2021 Sustainability Report than you provided in your prospectus. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your prospectus as you provided in such report.
12. We note your disclosure that " xito is part of the Dow Jones Sustainability Index." Please revise to clarify which index you are a part of, as we understand that there are a range of
         Dow Jones sustainability indices, and also revise to clarify the year and the particular list produced by S&P Global in which you were identified as "one of the 10 most sustainable companies in the world."
Item 5. Operating and Financial Review and Prospects
Exito banner, page 67

13. You appear to attribute the sales increase of 6.6% to a same store sales increase of 7.2%
FirstName LastNameIvonne Windmuller Palacio
       and store remodels, conversions and openings. It is unclear why the same store sales
Comapany    NameAlmacenes
       increase exceeded yourExito S.A.increase. Please disclose the other contributing factors revenue
       that17,
February    caused
               2023 your
                    Page change
                         4      in revenues.
FirstName LastName
 Ivonne Windmuller Palacio
FirstName
AlmacenesLastNameIvonne   Windmuller Palacio
          Exito S.A.
Comapany17,
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Revenue from contracts with customers, page 67

14. Throughout your discussion of the changes in revenue you attribute increases to store openings, conversions or remodels with no quantification of the impact. Please revise to quantify the impact. Refer to item 5 of Form 20-F.
Gross Profit, page 69

15. In your discussion of changes in gross profit and other expense line items, you note multiple factors that caused the changes with no quantification. For instance, when discussing the changes in your distribution expenses you cite three reasons for the change without any quantification. Please revise to quantify each factor cited. In addition, revise your discussion of administrative and selling expense changes to to quantify the COP change to provide additional context to the percentage change. Refer to item 5 of Form
         20-F.
Item 6. Directors, Senior Management and Employees, page 75

16.      Please revise your disclosure of your directors' and senior management members
         compensation, as well as your number of employees, to provide such information for the last full financial year in accordance with Items 6.B and 6.D of Form 20-F. Additionally, please revise your disclosure in "Item 7. Major Shareholders and Related Party
         Transactions   A. Major Shareholders" to provide the information
required by Item 6.E of
         Form 20-F; in this regard, it does not appear that your current disclosure provides the share ownership for your directors and members of senior management. Last, please disclose the business address of each of your directors and members of senior management in accordance with Item 1.A of Form 20-F.
Item 7. Major Shareholders and Related Party Transactions, page 84

17. Please disclose the natural persons with investment and/or voting control over BTG
         Pactual.
Item 9. The Offer and Listing, page 89

18. We note your disclosure that your "Restricted ADSs trade over-the-counter under the ticker symbol "ALAXL."" Please define your "Restricted ADSs" in an appropriate place in your registration statement, clarify whether such depositary shares include the "50 million American Depositary Shares" that you sold to "qualified institutional buyers" in
         2007, as disclosed on page 35, and also clarify whether you anticipate that such Restricted
         ADSs will also ultimately trade on the NYSE in addition to the " xito ADSs" that you plan to issue to holders of the CBD ADSs.
 Ivonne Windmuller Palacio
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AlmacenesLastNameIvonne   Windmuller Palacio
          Exito S.A.
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            2023          Exito S.A.
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Item 19. Exhibits, page 138

19. According to your disclosure on pages 71-4, you are party to a revolving credit facility in an amount of COP 700,000 million and a put option contract with Spice Investments
         Mercosur S.A in an amount of COP 509,870 million. Please provide us with your analysis as to whether such agreements are material to your business, and to the extent so, please revise to discuss the material terms of such agreements and file them as exhibits to the registration statement.
20. Please confirm that you will file your articles of incorporation or association as an exhibit to the registration statement; in this regard, it appears that you only intend to file your bylaws as exhibit 1.1.
Audited Consolidated Financial Statements as of and for the years ended December 31, 2021 and
2020
Note 3. Basis for consolidation, page F-20

21. You state that when you have less than a majority of the voting or similar rights of an investee, you consider all relevant facts and circumstances in assessing whether you have power over an investee. We note from your disclosure on page F-17 and F-18 that you are consolidating numerous entities where you do not have majority ownership.
         In some cases, you only have a 26% interest. For material investees that you consolidate without majority ownership, please provide us with an analysis supporting your accounting citing the authoritative guidance used.
Note 4. Significant accounting policies
Hyperinflation, page F-22

22.      Please revise your disclosure to comply with IAS 29.39.
Put options on the holders of non-controlling interests, page F-25

23. You state that changes in the fair value of the liability for put options on the holders of non-controlling interests are recognized directly in equity. Please provide us with an analysis supporting your accounting citing the authoritative guidance used.
Note 23. Trade payables and other payable, page F-71

24. We note that you have entered into certain agreements with financial institutions in order to allow suppliers to use your lines of credit and to anticipate receivables arising from the sale of goods and services. Please further explain these arrangements to us and provide the material and relevant terms of the arrangements along with general benefits and risks introduced by them.
 Ivonne Windmuller Palacio
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AlmacenesLastNameIvonne   Windmuller Palacio
          Exito S.A.
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General

25.      Please confirm that your parent company, Companhia Brasileira de
Distribui    o, will
         deliver an information statement that describes the spin-off and your company, and substantially complies with Regulation 14A or Regulation 14C under the Exchange Act.
         Refer to Staff Legal Bulletin No. 4.
       You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services